October 27, 2017

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
Mail Stop 4561
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:     Commvault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 5, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed July 26, 2017
File No. 001-33026
Dear Ms. Collins:
This letter responds on behalf of Commvault Systems, Inc. (the “Company”) to the Staff’s letter dated October 19, 2017 addressed to the undersigned.
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, I have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Notes to Consolidated Financial Statements (unaudited)
Note 2. Summary of Significant Accounting Polices
Deferred Commissions Costs, page 8

1.
It appears that a portion of your sales commissions is expensed upon delivery of the software license and a portion related to services is deferred. If so, please revise to clarify how your amortization expense reflects the transfer of the license and services to your customer. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

The Company capitalizes the incremental and recoverable costs of obtaining a contract with a customer and amortizes these costs on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates. The Company’s typical contracts include performance obligations related to software licenses, software updates, customer support and other professional services. In these contracts, incremental costs of obtaining a contract are allocated to the performance obligations based on the relative estimated standalone selling prices. The Company does not pay commissions on annual renewals of contracts for software updates and customer support for perpetual licenses. The costs allocated to software are expensed at the time of sale, when revenue for the functional software license is recognized. The costs allocated to software updates and customer support for perpetual licenses are amortized ratably over a period of approximately five years, the expected period of benefit of the asset capitalized. The Company currently estimates a period of five years is appropriate based on consideration of historical average customer life and the estimated useful life of the underlying perpetual software license sold as part of the transaction. The costs related to professional services are amortized within one quarter following the date of the related software sale, which is typically the period the related professional services are provided and revenue is recognized.
Costs related to software updates and support for term-based, or subscription software licenses, are limited to the contractual period of the arrangement as the Company intends to pay a commensurate commission upon renewal of the subscription license.
The Company has considered 340-40-50-2(b) and revised its disclosure in its most recently filed 10-Q for the period ended September 30, 2017 as follows.
Deferred Commissions Cost

Sales commissions and related payroll taxes earned by the Company's employees are considered incremental and recoverable costs of obtaining a contract with a customer. The Company’s typical contracts include performance obligations related to software licenses, software updates, customer support and other professional services. In these contracts, incremental costs of obtaining a contract are allocated to the performance obligations based on the relative estimated standalone selling prices and then recognized on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates. The Company does not pay commissions on annual renewals of contracts for software updates and customer support for perpetual licenses. The costs allocated to software are expensed at the time of sale, when revenue for the functional software license is recognized. The costs allocated to software updates and customer support for perpetual licenses are amortized ratably over a period of approximately five years, the expected period of benefit of the asset capitalized. The Company currently estimates a period of five years is appropriate based on consideration of historical average customer life and the estimated useful life of the underlying perpetual software license sold as part of the transaction. The costs related to professional services are amortized within one quarter following the date of the related software sale, which is typically the period the related professional services are provided and revenue is recognized. Amortization expense related to these costs is included in Sales and marketing expenses in the accompanying condensed consolidated statements of loss.
Costs related to software updates and support for term-based, or subscription software licenses, are limited to the contractual period of the arrangement as the Company intends to pay a commensurate commission upon renewal of the subscription license and related updates and support.

2.
Please tell us, and revise to clarify if appropriate, whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Please also disclose how commissions paid for renewals are considered in your five year period of benefit for the initial commission. Finally, please disclose the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

The Company does not pay additional commissions on renewals of contracts for software updates and customer support on perpetual software licenses. As there is not a commensurate commission paid upon contract renewal, the Company has determined that the commission allocated to perpetual software license updates and customer support is amortized over the expected period of benefit of five years, as discussed above. The Company’s revised disclosure is included in its response to question number one.

Note 3. Revenue, page 9

3.
For sales made through your indirect distribution channels, please clarify whether the performance obligation of providing software licenses is satisfied upon shipment or when the software is made available for download, to your indirect distribution partners or to the end user. Tell us how you considered the guidance in ASC 606-10-25-30 and ASC 606-10-55-58C in determining the point in time at which you recognize revenue and disclose any significant judgments made in evaluating when control is transferred. Refer to ASC 606-10-50-19.

The Company’s software license performance obligation is functional intellectual property and is typically satisfied at a point in time when software is made available for download and the Company electronically ships license keys. The Company simultaneously provides (1) email notification of access to a secure website for the software to be downloaded and (2) email correspondence with license keys to be applied to the downloaded software. In transactions involving distribution partners, it is the Company’s practice to simultaneously provide the email correspondence to the distribution partner (the Company’s customer) and the end user of the software.

The Company assessed the nature of its promise to transfer the software license in accordance with ASC 606-10-25-30 and ASC 606-10-55-58C. The Company has concluded that control of a software license has transferred even if the user has not installed the software based on the following factors listed in ASC 606-10-25-30 and ASC 606-10-55-58C. The Company has concluded that all of these factors have been met.

•	The Company has a present right to payment;

•	The customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the software;

•	The customer has the significant risks and rewards of ownership of the asset;

•	The customer has accepted the software;

•	The Company has provided (or otherwise made available) the software to the customer;

•	The perpetual license to use the software starts when the software key is delivered.

As a result, the period during which the customer is able to use and benefit from its right to access or its right to use the software begins once the Company has provided access to the secure website for the software to be downloaded and the license keys to be applied to the downloaded software have been sent. For subscription licenses, the Company does not recognize software license revenue before the beginning of the software license period even if it transfers the software code before the start of the license period or the customer has a copy of the software from a previous transaction.

The Company has expanded its disclosure to further address ASC 606-10-50-19 in its most recently filed 10-Q for the period ended September 30, 2017 as follows.
The Company’s software licenses typically provide for a perpetual right to use the Company’s software. The Company also sells term-based software licenses that expire, which are referred to as subscription arrangements. The Company does not customize its software and installation services are not required. The software is delivered before related services are provided and is functional without professional services, updates and technical support. The Company has concluded that its software license is functional intellectual property that is distinct as the user can benefit from the software on its own. Software revenue is typically recognized when the software is delivered and/or made available for download as this is the point the user of the software can direct the use of, and obtain substantially all of the remaining benefits from the functional intellectual property. The Company does not recognize software revenue related to the renewal of subscription software licenses earlier than the beginning of the subscription period.

4.
Please tell us why the standalone selling price of software is typically estimated using the residual approach and how you met one of the criteria in ASC 606-10-32-34(c). To the extent you have determined the selling price for your software is highly variable; please provide a comprehensive, quantitative discussion of such variability to support your conclusions.

The Company is responding to this comment in a separate letter.
Please direct any questions or comments regarding the foregoing to the undersigned at (732) 870-4315.
Sincerely,
/s/ Brian Carolan
Brian Carolan
Vice President, Chief Financial Officer

cc:    Frank Knapp, U.S. Securities and Exchange Commission

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